Mail Stop 3561									July 19,
2005

Via U.S. Mail and Fax (510) 444-3580

Jane A. Freeman
Senior Vice President and Chief Financial Officer
SCIENTIFIC LEARNING CORP
300 FRANK H. OGAWA PLAZA, SUITE 600
OAKLAND, CA 94612-2040

Re:	SCIENTIFIC LEARNING CORP
	Form 10-K/A for the year ended December 31, 2004
      Filed May 26, 2005

      Form 10-Q for the quarter ended March 31, 2005

	File No. 0-24547

Dear Ms.  Freeman

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Result of Operations

Results of Operations, page 23

1. We note that you attributed the decline in 2004 product revenue compared to 2003 to several factors such as booked sales, shift in sales mix, change in pricing structure and volume discounts. Please expand your discussion and analysis to quantify the impact of each factor. In addition, discuss whether or not you expect the trend to continue or change and the reasons why. Refer to Item 303(a) (3) of
Regulation S-K.

Note 1.  Summary of Significant Accounting Policies

Revenue, page 10

2. Refer to your disclosure that the Company allocates revenue to each element of a transaction based on VSOE. Since it appears that you have VSOE on all the elements it is unclear to us why you concluded that revenue from the sale of software on a perpetual basis should be recognized at the later of product delivery date or contract start using the residual method. Addressing the relevant guidance describe for us your basis for your conclusion. In addition confirm to us that you have VSOE for all the elements in your arrangements.

3. We note your disclosure that sales to your school customers typically include multiple elements. Describe for us in detail the nature and types of elements included in these arrangements. In addition, addressing relevant guidance tell us how you determine the unit of accounting in your arrangements with multiple elements and the applicable revenue recognition policy.

4. Clarify for us the statement made on your press release dated October 19, 2004 indicating that if your Progress Tracker is considered not separable, then 97-2 would require you to recognize all parts of the sale ratably over the Progress Tracker access term.
You also noted that while some of your customers do not buy
Progress
Tracker, it is part of most of your sales to the K-12 business. It appears to us that this statement contradicts the revenue recognition policy on the sale of your perpetual licenses.

Item 9A.  Controls and Procedures, page 25

5. We note your disclosure that your controls and procedures were not effective as of December 31, 2004 and that you concluded that there is a material weakness in the Company`s internal controls. You should provide here or in the MD&A a detail discussion of the reasons for the material weakness in the internal controls and the steps that you are taken to remedy or mitigate the significant deficiency in your internal controls.


General

6. Please provide the disclosures required by paragraph 37 of SFAS 131 within the MD&A and notes to the financial statements. In addition, you should provide information about the extent of your reliance on a major customer and segment information. For your guidance refer to paragraphs 38 - 39 and 10 - 17 of SFAS 131.


Form 10-Q for the quarter ended March 31, 2005


7. To the extent applicable, revise to comply with the comments above.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



							Sincerely,
							/s/ Carlos Pacho
							Larry Spirgel
							Assistant Director




??

??

??

??

Jane A. Freeman
SCIENTIFIC LEARNING CORP
July 25, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE